AMENDED AND RESTATED BYLAWS

BBQ IN THE PARK, INC.,
a California corporation

(adopted as of July 21, 2020)

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TABLE OF CONTENTS

ARTICLE I – BUSINESS OF THE CORPORATION AND OFFICES

Section 1. **Principal Office.** The principal office of the Corporation in the state of California shall be located in the County of Los Angeles.

Section 2. **Other Offices.** The Corporation may have such other offices, either within or without the state of California, as the Board of Directors may designate or as the business of the Corporation may require from time to time.

Section 3. **Business of the Corporation.** The Corporation is a business conducted in conformity with and under the laws of the state of California to manufacture and sell equipment that may be used in the course of preparing foods through the process of what is commonly known as a Bar-B-Que or BBQ. The Corporation will derive income and continue to be operated by the Officers of the Corporation at the direction of the Board for the benefit of the Shareholders.

ARTICLE II - SHAREHOLDERS

Section 1. **Annual Meeting.** The annual meeting of the shareholders shall be held on the last Friday in the month of May in each year, beginning with May 2020, at the hour of 12:00 p.m., for the purpose of electing Directors and for the transaction of such other business as may come before the meeting. If the day fixed for the annual meeting shall be a legal holiday in the State of California, such meeting shall be held on the next succeeding business day. If the election of Directors shall not be held on the day designated herein for any annual meeting of the shareholders, or at any adjournment thereof, the Board of Directors shall cause the election to be held at a special meeting of the shareholders as soon thereafter as conveniently may be.

Section 2. **Special Meetings.** Special meetings of the shareholders, for any purpose or purposes, unless otherwise prescribed by statute, may be called by the Chief Executive Officer, if one is appointed, or, if the Chief Executive Officer is not present or will be abstaining or not attending, by the President or by the Board of Directors, and shall be called by the Chief Executive Officer or the President at the request of the holders of not less than ten percent (10.0%) of all the outstanding shares of the Corporation entitled to vote at the meeting.

Section 3.   Place of Meeting. The Board of Directors may designate any place within or outside of the State of California, unless otherwise prescribed by statute, as the place of meeting for any annual meeting or for any special meeting. A waiver of notice signed by all shareholders entitled to vote at a meeting may designate any place, either within or outside the State of California, unless otherwise prescribed by statute, as the place for the holding of such meeting. If no designation is made, the place of meeting shall be the principal office of the Corporation.

Section 4.   Notice of Meeting. Written notice stating the place, day and hour of the meeting and, in case of a special meeting, the purpose or purposes for which the meeting is called, shall, unless otherwise prescribed by statute, be delivered not less than 2 (two) nor more than 10 (ten) days before the date of the meeting, to each shareholder of record entitled to vote at such meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States Mail, addressed to the shareholder at their address as it appears on the stock transfer books of the Corporation, with postage thereon prepaid.

Section 5.   Closing of Transfer Books or Fixing of Record. For the purpose of determining shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, or shareholders entitled to receive payment of any dividend, or in order to make a determination of shareholders for any other proper purpose, the Board of Directors of the Corporation may provide that the stock transfer books shall be closed for a stated period, not to exceed in any case five (5) days. If the stock transfer books shall be closed for the purpose of determining shareholders entitled to notice of or to vote at a meeting of shareholders, such books shall be closed for at least five (5) days immediately preceding such meeting. *In lieu of closing the stock transfer books*, the Board of Directors may fix in advance a date as the record date for any such determination of shareholders, such date in any case to be not more than twenty-five (25) calendar days and, in case of a meeting of shareholders, not less than five (5) calendar days, prior to the date on which the particular action requiring such determination of shareholders is to be taken. If the *stock transfer books are not closed* and no record date is fixed for the determination of shareholders entitled to notice of or to vote at a meeting of shareholders, or shareholders entitled to receive payment of a dividend, the date on which notice of the meeting is mailed or the date on which the resolution of the Board of Directors declaring such dividends is adopted, as the case may be, shall be the record date for such determination of shareholders. When a determination of shareholders entitled to vote at any meeting of shareholders has been made as provided in this section, such determination shall apply to any adjournment.

Section 6.   Voting Lists. The Secretary or other officer or agent having charge of the stock transfer books for shares of the corporation shall make a complete list of the shareholders entitled to vote at each meeting of shareholders or any adjournment thereof, arranged in alphabetical order, with the address of and the number of shares held by each. Such list shall be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any shareholder during the whole time of the meeting for the purposes thereof.

Section 7.   Quorum. A majority of the outstanding shares of the Corporation entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of shareholders. If less than a majority of the outstanding shares are represented at a meeting, a majority of the shares so represented may adjourn the meeting from time to time with further notice of a Special Meeting given to those shareholders originally present who left the meeting, at which Special Meeting the business of the Corporation may be concluded upon a quorum present. The shareholders present at a duly noticed and organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough shareholders to constitute a quorum, but no vote will be taken on such business where there remains less than a quorum, in which case, the meeting shall be adjourned to a Special Meeting, with notice given to those shareholders originally present who left the meeting, at which Special Meeting with a quorum present such business may be concluded.

Section 8.   Proxies. At all meetings of shareholders, a shareholder may vote in person or by proxy executed in writing by the shareholder or by his or her duly authorized attorney-in-fact. Such proxy shall be filed with the secretary of the Corporation before or at the time of the meeting. A meeting of the shareholders may be had by means of a telephone or video conference or similar communications equipment by which all persons participating in the meeting can hear or see each other, and participation in a meeting under such circumstances shall constitute presence at the meeting.

Section 9. **Voting of Shares.** Each share of Class B Common Stock is entitled to one (1) vote. Each share of Class A Common Stock and each share of NetCapital Common Stock is entitled to five (5) votes. Each share of Common Stock is entitled to vote on matters pursuant to the California Corporations Code. Pursuant to the California Corporations Code, where applicable, the Class A Common Stock shall vote together as a single class, the Class B Common Stock shall vote together as a single class, and the NetCapital Common Stock shall vote together as a single class.

Section 10. **Voting of Shares by Certain Holders.** Shares standing in the name of another corporation may be voted by such officer, agent or proxy as the Bylaws of such corporation may prescribe or, in the absence of such provision, as the Board of Directors of such corporation may determine. Shares held by an administrator, executor, guardian or conservator may be voted by him or her either in person or by proxy, without a written transfer of such shares into his or her name as may be reflected in the records of the Corporation. Shares standing in the name of a trustee may be voted by him or her, either in person or by proxy, but no trustee is entitled to vote shares held by him or her without a written transfer of such shares into his or her name as may be reflected in the records of the Corporation. Shares standing in the name of a receiver may be voted by such receiver, and shares held by or under the control of a receiver may be voted by such receiver without a written transfer of such shares into his or her name as may be reflected in the records of the Corporation and if authority to do so be contained in an appropriate order of the court by which such receiver was appointed. A shareholder whose shares are pledged shall be entitled to vote such shares until the shares have been transferred into the name of the pledgee, and thereafter the pledgee shall be entitled to vote the shares so transferred subject to a written transfer of such shares as may be reflected in the records of the Corporation. Shares of its own stock belonging to the Corporation shall not be voted directly or indirectly, at any meeting, and shall not be counted in determining the total number of outstanding shares at any given time.

Section 11.   Informal Action by Shareholders. Unless otherwise provided by law, any action required to be taken at a meeting of the shareholders, or any other action which may be taken at a meeting of the shareholders, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the shareholders entitled to vote with respect to the subject matter thereof.

ARTICLE III - BOARD OF DIRECTORS

Section 1.   General Powers. The business and affairs of the Corporation shall be managed by its Board of Directors.

Section 2.   Number, Tenure, Removal, and Qualifications. The number of directors of the Corporation shall be fixed by the Board of Directors, but in no event shall be less than three (3), however, not less than two (2) shall be appointed and shall serve at all times. Each director shall hold office until the next annual meeting of shareholders and until his successor shall have been elected and qualified. A director may only be removed for cause and upon a duly noticed meeting and only upon vote of a quorum present.

Section 3.   Regular Meetings. A regular meeting of the Board of Directors shall be held without other notice than this Bylaw immediately after, and at the same place as, the annual meeting of shareholders. The Board of Directors may provide, by resolution, the time and place for the holding of additional regular meetings without notice other than such resolution. A Regular Meeting of the Board of Directors may be had by means of a telephone or video conference or similar communications equipment by which all persons participating in the meeting can hear or see each other, and participation in a meeting under such circumstances shall constitute presence at the meeting.

Section 4.   Special Meetings. Special meetings of the Board of Directors may be called by the Chief Executive Officer, if any, or, if the Chief Executive Officer is not present or will be abstaining or not attending, by the President or by the Board of Directors, or any two directors. The person or persons authorized to call special meetings of the Board of Directors may fix the place for holding any special meeting of the Board of Directors called by them. A Special Meeting of the Board of Directors may be had by means of a telephone or video conference or similar communications equipment by which all persons participating in the meeting can hear or see each other, and participation in a meeting under such circumstances shall constitute presence at the meeting.

Section 5.   Notice. Notice of any special meeting shall be given at least two (2) days previous thereto by written notice delivered personally, mailed or emailed to each director at his business address, or by electronic means and method generally accepted at the time of the notice as legal notification, however, such electronic means must show that the notice was received and read by the recipient. If mailed, such notice shall be deemed to be delivered when deposited in the United States Mail so addressed, with postage thereon prepaid. If notice be given by email, such notice shall be deemed to be delivered when the email is delivered with confirmation of delivery returned to the sender. Any directors may waive notice of any meeting. The attendance of a director at a meeting shall constitute a waiver of notice of such meeting, except where a director attends a meeting for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened.

Section 6.   Quorum. A majority of the number of directors fixed by Section 2 of this Article III shall constitute a quorum for the transaction of business at any meeting of the Board of Directors. If less than a majority of directors are represented at a meeting, a majority of the director so present may adjourn the meeting from time to time with further notice of a Special Meeting given to all directors, at which Special Meeting the business of the Corporation may be concluded upon a quorum present. The directors present at a duly noticed and organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough directors to constitute a quorum, but no vote will be taken on such business where there remains less than a quorum, in which case, the meeting shall be adjourned to a Special Meeting, with notice given to all directors, at which Special Meeting with a quorum present such business may be concluded.

Section 7.   Manner of Acting. The act of the majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

Section 8.   Action Without a Meeting. Any action that may be taken by the Board of Directors at a meeting may be taken without a meeting if consent to such a meeting by all of directors is given in writing (including through an exchange of emails), setting forth the action so to be taken, signed (including through such email of such director) before such action by all of the directors. No one director may act on behalf of the Board of Directors, unless such action or conduct are authorized by the Board of Directors and no one director, acting solely in their capacity as a director, is authorized to act or bind the Corporation to any contracts, obligations or agreements. As set forth in Article IV, Section 2, unless elected by the Board of Directors to act in the capacity as an officer, a director who is not elected as an officer cannot act in the capacity as an officer and has no authority to bind the Corporation to any agreement, obligation or contract for which an officer may have authority. Unless otherwise expressly noticed and approved by the Board of Directors, such conduct by a director is not approved or ratified by the Corporation and the director is subject to removal and their actions are not subject to indemnification by the Corporation as otherwise provided and set forth in Article V.

Section 9.   Vacancies. Any vacancy occurring in the Board of Directors because of death, resignation, removal, disqualification or otherwise may be filled by the affirmative vote of a majority of the remaining directors though less than a quorum of the Board of Directors, unless otherwise provided by law. If there remains as a result of removal of a director for cause an equal number of directors and their vote for filling the vacancy is a split vote, a special meeting of shareholders shall be noticed and a vote taken of shareholders to elect a new director to fill the vacancy. A director elected to fill a vacancy shall be elected for the unexpired term of his predecessor in office. Any directorship to be filled by reason of an increase in the number of directors may be filled by election by the Board of Directors for a term of office continuing only until the next election of directors by the shareholders.

Section 10.   Compensation. By resolution of the Board of Directors, each director may be paid his or her expenses, if any, of attendance at each meeting of the Board of Directors, and may be paid a stated salary as a director or a fixed sum for attendance at each meeting of the Board of Directors or both. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation, therefore.

Section 11.   Presumption of Assent. A director of the Corporation who is present at a meeting of the Board of Directors at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent to such action with the person acting as the Secretary of the meeting before the adjournment thereof, or shall forward such dissent by registered mail to the Secretary of the Corporation immediately after the adjournment of the meeting. Such right to dissent shall not apply to a director who voted in favor of such action.

Section 12.   Directors' Annual Report. The directors shall cause to be sent to the shareholders not later than one-hundred twenty (120) days after the close of the fiscal year, an annual report which shall include a balance sheet as of the closing date of the last fiscal year, and an income and expense statement of changes in financial condition for said fiscal year. Said annual report shall be accompanied by any report thereon of independent accountants or, if there is no such report, the certificate of an authorized officer of the corporation that such statements were prepared without an audit from the books and records of the corporation. The annual report shall be sent to the shareholders at least fifteen (15) calendar days, or if sent by third class mail, twenty-five (35) calendar days, prior to the date of the annual meeting. The annual report may be sent by third class mail only if the corporation has outstanding shares held by five-hundred (500) or more persons (as determined by the provisions of the California Corporations Code) on the record date for the shareholders' meeting. The directors, for cause, may extend the time by which the annual report is delivered, but in no event shall it be delivered less than five (5) calendar days prior to a duly noticed annual meeting; however, it must be delivered to a majority of the shareholders by electronic delivery.

In addition to the financial statements included in the annual report, the annual report of the Corporation, if it has more than one-hundred (100) shareholders as defined in the California Corporations Code, and if it not subject to the reporting requirements of section 13 of the Securities and Exchange Act of 1934, or exempt from such registration by section 12(g)(2) of said act, shall be also described briefly:

(1) Any transaction (excluding compensation of officers and directors) during the previous fiscal year involving an amount in excess of fifty thousand dollars ($50,000.00)(other than contracts let at competitive bids or services rendered at prices regulated by law) to which the corporation or its parent or subsidiary was a party and in which any director or officer of the corporation or of a subsidiary or (if known to the corporation or its parent or subsidiary) any holder of more than 15 percent of the outstanding voting shares of the corporation had a direct or indirect material economic interest, naming such person and stating such person's relationship to the corporation, the nature of such person's interest in the transaction and, where practicable, the amount of such interest; provided, that in the case of a transaction with a partnership of which such person is a partner, only the interest of the partnership need be stated; and, provided further, that no such report need be made in case of transactions approved by the shareholders under the California Corporations Code.

(2) The amount and circumstances of any indemnification or advances aggregating more than ten thousand dollars ($10,000.00) paid during the fiscal year to any officer or director of the corporation pursuant to the California Corporations Code, provided, that no such report need be made in the case of indemnification approved by the shareholders under the California Corporations Code.

ARTICLE IV - OFFICERS AND EXECUTIVE COMMITTEE

Section 1.   Number.   The officers of the Corporation shall be a Chief Executive Officer, President, one or more Vice Presidents, a Secretary, a Chief Financial Officer, a Treasurer, and Chief Technology Officer, each or any of whom may or may not be elected by the Board of Directors to be included in a duly constituted Executive Committee of the Board of Directors.   The Executive Committee shall convene its meetings in anticipation and in preparation of duly noticed shareholder meetings and Board of Directors Meetings. There shall be a minimum of three (3) members of the Executive Committee and a maximum number to be determined from time to time by the Board of Directors. The Chief Executive Officer, if any, and in his absence, the President, is the chair of the Executive Committee and reports to the Board of Directors. The President reports to the Chief Executive Officer and the Treasurer reports to the Chief Financial Officer. The Chief Technology Officer reports to the President, as does each Vice President, unless such chain of authority is otherwise delegated by the Board of Directors.

The Executive Committee may adopt its own bylaws by which it will be governed, which bylaws are subject to approval by the Board of Directors of the Company. Such other officers and assistant officers as may be deemed necessary may be elected or appointed by the Board of Directors, including the Chairman of the Board, as a member of the Executive Committee. In its discretion, the Board of Directors may leave unfilled for any such period as it may determine any office, except those of President and Secretary. Any two or more offices may be held by the same person, except for the offices of President and Secretary which may not be held by the same person, unless otherwise authorized under the California Corporations Code. Officers may be directors or shareholders of the Corporation.

Section 2. **Election and Term of Office.** The officers of the Corporation to be elected by the Board of Directors shall be elected annually by the Board of Directors at the first meeting of the Board of Directors held after each annual meeting of the shareholders. If the election of officers shall not be held at such meeting, such election shall be held as soon thereafter as conveniently may be. Each officer shall hold office until his successor shall have been duly elected and shall have qualified, or until his death, or until he shall resign or shall have been removed in the manner hereinafter provided. Unless elected by the Board of Directors to act in the capacity as an officer, a director who is not elected as an officer cannot act in the capacity as an officer and has no authority to bind the Corporation to any agreement, obligation or contract for which an officer may have authority.

Section 3. **Removal.** Upon a duly noticed meeting of the Board of Directors at which a quorum is present at all times, including at such time as such vote of the Board of Directors is made, an officer or agent may be removed by the Board of Directors whenever, in its judgment, the best interests of the Corporation will be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Appointment of an officer or agent shall not of itself create contract rights, and such appointment shall be terminable at will. Contract rights include, without limitation, such rights arising from any and all contracts authorized or ratified by the Board of Directors on behalf of the Corporation, including, without limitation, any and all employment agreements entered into by and between the Corporation and an officer; any and all guaranties of Corporate obligations that any member of the Executive Committee or any officer may have executed on behalf of the Corporation that is ratified or authorized by the Board of Directors; any and all contracts that a member of the Executive Committee or any officer may have entered into on behalf of the Corporation that is ratified or authorized by the Board of Directors; and any and all indemnity rights arising as a matter of law, under these Bylaws or under any employment agreement. Notice of Removal that would give rise to a covenant, monetary or otherwise an event of default in a contract authorized or ratified by the Corporation is presumed not in the best interest of the Corporation and, therefore, good cause must be shown and a unanimous vote of the Board of Directors made prior to the effectiveness of such removal of such officer or member of the Executive Committee.

Section 4.   Vacancies. A vacancy in any office because of death, resignation, removal, disqualification or otherwise, may be filled by the Board of Directors for the unexpired portion of the term. An officer duly appointed for the remaining term takes such office with regard to the contract rights of the vacating officer. The Board of Directors will refer to the contract rights of the vacating officer prior to taking any action with respect to that officer upon the death, resignation, removal, disqualification or incapacity of the vacating officer.

Section 5.   President and Chief Executive Officer. The President shall be subject to the control of the Board of Directors and shall, in general, supervise and control all of the business and affairs of the Corporation. The Board of Directors may elect to separate the duties and responsibilities of the President from the Chief Executive Officer, define the duties and responsibilities of each, and appoint separate individuals to fill each office, be employed in such capacity, and compensated for each office. The President shall, when present, preside at all meetings of the shareholders and the Executive Committee, unless there is a Chief Executive Officer appointed by the Board of Directors, in which case the Chief Executive Officer shall so preside and the President shall report to the Chief Executive Officer.   Unless there is a Chairman of the Board, the Chief Executive Officer shall, or in his or her absence, the President, preside over the Board of Directors. Upon delegation from a duly appointed Chief Executive Officer, the President may sign, with the Secretary or any other proper officer of the Corporation authorized by the Board of Directors, certificates for shares of the Corporation, any deeds, mortgages, bonds, contracts, or other instruments which the Board of Directors has authorized to be executed, except in cases where the signing and execution thereof shall be expressly delegated by the Board of Directors or by these Bylaws to some other officer or agent of the Corporation, or shall be required by law to be otherwise signed or executed; and in general shall perform all duties incident to the office of President and such other duties as may be prescribed by the Board of Directors from time to time.

Section 6.   Vice President. In the absence of the President or in event of his death, inability or refusal to act, the Vice President shall perform the duties of the President, and when so acting, shall have all the powers of and be subject to all the restrictions upon the President. The Vice President shall perform such other duties as from time to time may be assigned to him or her by the President or by the Board of Directors. If there is more than one Vice President, each Vice President shall succeed to the duties of the President in order of rank as determined by the Board of Directors. If no such rank has been determined, then each Vice President shall succeed to the duties of the President in order of date of election, the earliest date having the first rank.

Section 7.   Secretary. The Secretary shall: (a) keep the minutes of the proceedings of the shareholders and of the Board of Directors in one or more minute books provided for that purpose; (b) see that all notices are duly given in accordance with the provisions of these Bylaws or as required by law; (c) be custodian of the corporate records and of the seal of the Corporation and see that the seal of the Corporation is affixed to all documents, the execution of which on behalf of the Corporation under its seal is duly authorized; (d) keep a register of the post office address of each shareholder which shall be furnished to the Secretary by such shareholder; (e) sign with the President certificates for shares of the Corporation, the issuance of which shall have been authorized by resolution of the Board of Directors; (f) have general charge of the stock transfer books of the Corporation; and (g) in general perform all duties incident to the office of the Secretary and such other duties as from time to time may be assigned to him by the President or by the Board of Directors.

Section 8.   Treasurer and Chief Financial Officer. The Board of Directors may elect to separate the duties and responsibilities of the Treasurer from the Chief Financial Officer, define the duties and responsibilities of each, and appoint separate individuals to fill each office, be employed in such capacity, and compensated for each office. Unless otherwise delegated by the Board of Directors between the Treasurer and Chief Financial Officer, the Treasurer shall: (a) have charge and custody of and be responsible for all funds and securities of the Corporation; (b) receive and give receipts for moneys due and payable to the Corporation from any source whatsoever, and deposit all such moneys in the name of the Corporation in such banks, trust companies or other depositories as shall be selected in accordance with the provisions of Article VI of these Bylaws; and (c) in general perform all of the duties incident to the office of Treasurer and such other duties as from time to time may be assigned by the President or by the Board of Directors. If required by the Board of Directors, the Treasurer and Chief Financial Officer shall give a bond for the faithful discharge of duties in such sum and with such sureties as the Board of Directors shall determine.

Section 9.   Chief Technology Officer. The Board of Directors may elect to separate the duties and responsibilities of the Chief Technology Officer from a Vice President, define the duties and responsibilities, and appoint an individual to fill the office, be employed in such capacity, and compensated for such office.   Unless otherwise delegated by the Board of Directors the Chief Technology Officer shall: (a) be responsible to provide a proposed budget to the Corporation for research and development of products, equipment and intellectual property, and (b) in general perform all of the duties incident to the office of Technology and such other duties as from time to time may be assigned by the President or by the Board of Directors in furtherance of and for the research and development of products, equipment and intellectual property.

Section 10.   Salaries and Other Compensation. The salaries of the officers shall be fixed from time to time by the Board of Directors, and no officer shall be prevented from receiving such salary by reason of the fact that they are also a director of the Corporation. The Board of Directors will negotiate and authorize the Corporation to enter into employment agreements with members of the Executive Committee and such other officers or employees as it deems reasonable and necessary to have an employment agreement with the Corporation. Other compensation may be allowed and fixed by the Board of Directors, including health, life, workers' compensation, auto, or such other forms of insurance as the Board of Directors may deem just and proper. The Board of Directors may empower the Corporation to establish such retirement plans as are qualified under ERISA, or then existing Internal Revenue Code provisions relating to qualified retirement plans, and to contribute such amounts on behalf of officers, or other employees, as so provided and in the best interest of the Corporation.

ARTICLE V - INDEMNITY

The Corporation shall indemnify its directors, officers and employees as follows:

(a) Every director, officer, or employee of the Corporation shall be indemnified by the Corporation against all expenses and liabilities, including counsel fees, reasonably incurred by or imposed upon him in connection with any proceeding to which he may become involved, by reason of his being or having been a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the corporation, partnership, joint venture, trust or enterprise, or any settlement thereof, whether or not he is a director, officer, employee or agent at the time such expenses are incurred, except in such cases wherein the director, officer, or employee is adjudged guilty of willful misfeasance or malfeasance in the performance of his duties; provided that in the event of a settlement the indemnification herein shall apply only when the Board of Directors approves such settlement and reimbursement as being for the best interests of the Corporation.

(b) Subject to the limitations in paragraph (a) above, the Corporation shall provide to any person who is or was a director, officer, employee, or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the corporation, partnership, joint venture, trust or enterprise, the indemnity against expenses of suit, litigation or other proceedings which is specifically permissible under applicable law, and in the event the Corporation does so provide such indemnity, such indemnity shall be provided with a reservation of right of repayment in the event it is found and finally adjudged (after all appellate rights are exhausted) by a court of competent jurisdiction that the director, officer, or employee is adjudged guilty of willful misfeasance or malfeasance in the performance of his duties. At all times, the indemnification of the director, officer, or employee, is done so with the express understanding that the director, officer, or employee is receiving such indemnification as a trustee in trust for the Corporation, to be repaid to the Corporation in the event it is found by a court of competent jurisdiction that the director, officer, or employee is adjudged guilty of willful misfeasance or malfeasance in the performance of his duties.

(c) The Board of Directors may, in its discretion, direct the purchase of liability insurance by way of implementing the provisions of this Article V and may authorize the Corporation to enter into a separate indemnity agreement with members of the Board of Directors, members of the Executive Committee, or officers of the Corporation, as the case may be, to provide additional and further indemnification.

ARTICLE VI - CONTRACTS, LOANS, CHECKS AND DEPOSITS

Section 1.   Contracts. The Board of Directors may authorize any officer or officers, agent or agents, to enter into any contract or execute and deliver any instrument in the name of and on behalf of the Corporation, and such authority may be general or confined to specific instances.

Section 2.   Corporate Opportunity. In all instances and at all times while an officer or director is appointed to the Executive Committee or the Board of Directors, such officers or directors of the Corporation shall offer the Corporation the first opportunity to participate in a business opportunity reasonably related to the Business of the Corporation (as defined in Article I, Section 3) upon which such officer or director may have an opportunity to act on their own or on behalf of another; however, upon notice given to the Executive Committee and the Board of Directors, upon unanimous consent, which consent will not unreasonably be withheld, the Corporation (i) renounces any expectancy in, or being offered an opportunity to participate in, such Corporate Opportunity and (ii) to the fullest extent permitted by law, waives any claim that such opportunity constituted a Corporate Opportunity that should have been presented by such Covered Person to the Corporation or any of its affiliates; provided, however, that such officer or director acts in good faith.

In the event that a member of the Board is or was a representative of or affiliated with one or more entities that is in the business of investing and reinvesting in other entities and that has invested in or provided credit accommodations to the Corporation (each, a "Covered Person"), and who acquires knowledge of a potential transaction or other matter (other than

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directly in connection with such individual's service as an executive officer of the Corporation or as a member of the Board) that may be an opportunity of interest for the Corporation (a "Corporate Opportunity"), then the Corporation (i) renounces any expectancy in, or being offered an opportunity to participate in, such Corporate Opportunity and (ii) to the fullest extent permitted by law, waives any claim that such opportunity constituted a Corporate Opportunity that should have been presented by such Covered Person to the Corporation or any of its affiliates; provided, however, that such director acts in good faith.

Section 3. **Loans.** No loans shall be contracted on behalf of the Corporation and no evidences of indebtedness shall be issued in its name unless authorized by a resolution of the Board of Directors. Such authority may be general or confined to specific instances.

Section 4. **Checks, Drafts, etc.** All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the Corporation, shall be signed by such officer or officers, agent or agents of the Corporation and in such manner as shall from time to time be determined by resolution of the Board of Directors.

Section 5. **Deposits.** All funds of the Corporation not otherwise employed shall be deposited from time to time to the credit of the Corporation in such banks, trust companies or other depositories as the Board of Directors may select.


ARTICLE VII - CERTIFICATES FOR SHARES AND THEIR TRANSFER


Section 1. **Certificates for Shares.** Certificates representing shares of the Corporation, authorized and issued at any time by the Corporation, shall be in such form as shall be determined by the Board of Directors. As provided in the First Amended and Restated Articles of Incorporation, the total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) two million (2,000,000) shares of Class A Common Stock, no par value per share, (ii) two million (2,000,000) shares of Class B Common Stock, no par value per share, and (iii) two hundred fifty thousand (250,000) shares of NetCapital Common Stock. The Class A Common Stock, Class B Common Stock, and NetCapital Common Stock are sometimes hereinafter collectively referred to as "Common Stock" or "shares." All certificates,

whenever authorized by the Corporation, shall be signed by the President and by the Secretary or by such other officers authorized by law and by the Board of Directors so to do, and sealed with the corporate seal. All certificates for shares shall be consecutively numbered or otherwise identified. The name and address of the person to whom the shares represented thereby are issued, with the number of shares and date of issue, shall be entered on the stock transfer books of the Corporation by the Secretary. All certificates surrendered to the Corporation for transfer shall be cancelled and no new certificate shall be issued until the former certificate for a like number of shares shall have been surrendered and cancelled, except that in case of a lost, destroyed or mutilated certificate a new one may be issued therefore upon such terms and indemnity to the Corporation as the Board of Directors may prescribe.

Section 2.   Transfer of Shares. Transfer of shares of the Corporation shall be made only on the stock transfer books of the Corporation by the holder of record thereof or by his legal representative, who shall furnish proper evidence of authority to transfer, or by his attorney authorized by power of attorney duly executed and filed with the Secretary of the Corporation, and on surrender for cancellation of the certificate for such shares. The person in whose name shares stand on the books of the Corporation shall be deemed by the Corporation to be the owner thereof for all purposes. Provided, however, that upon any action undertaken by the shareholders to elect S Corporation status pursuant to Section 1362 of the Internal Revenue Code and upon any shareholders' agreement thereto restricting the transfer of said shares so as to disqualify said S Corporation status, said restriction on transfer shall be made a part of the Bylaws so long as said agreement is in force and effect.

ARTICLE VIII - FISCAL YEAR

The fiscal year of the Corporation shall begin on the 1st day of January and end on the 31st day of December of each year.

ARTICLE IX - DIVIDENDS

The Board of Directors may from time to time declare, and the Corporation may pay, dividends on its outstanding shares in the manner and upon the terms and conditions provided by law and its Articles of Incorporation. The Board of Directors shall provide for such dividends and payouts as are provided in any contracts or agreements duly authorized or ratified by the Board of Directors on behalf of the Corporation.

ARTICLE X - CORPORATE SEAL

The Board of Directors shall provide a corporate seal which shall be circular in form and shall have inscribed thereon the name of the Corporation, the state of incorporation, the date of incorporation, and the words "Corporate Seal."

ARTICLE XI - WAIVER OF NOTICE

Unless otherwise provided by law, whenever any notice is required to be given to any shareholder or director of the Corporation under the provisions of these Bylaws or under the provisions of the Articles of Incorporation or under the provisions of the applicable law, a waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.

ARTICLE XII - AMENDMENTS

These Bylaws may be altered, amended or repealed and new Bylaws may be adopted by the Board of Directors at any regular or special meeting of the Board of Directors. The above Bylaws are certified to have been adopted by the Board of Directors of the Corporation on the 21st day of July 2020.

ARTICLE XIII - GOVERNING LAW AND JURISDICTION

BBQ in the Park, Inc., a California corporation, shall be governed by and in conformity with, in all respects, the California Corporations Code - Private Corporations.

APPENDIX

SUMMARY OF BYLAWS AND SIGNIFICANT EVENTS AND DATES